WESTHOPE CAPITAL CORP.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923

04024559

April 8, 2004

RECEIVED
SEC MAIL PROCESSING SECTION
APR 19 2004
WASH., D.C. 158

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450-5th Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Office of Applications & Report Services

SUPPL

Dear Sirs:

Re: Exemption No. 82-2254

Please find enclosed a copy of the unaudited Interim Financial Statements for the nine months ended February 29th, 2004 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

WESTHOPE CAPITAL CORP.

PROCESSED
APR 27 2004
THOMSON FINANCIAL

Per: Shereen Dorey

/sd
Encl.

dw 4/27

Westhope Capital Corp.
Balance Sheets (Prepared by Management)

	February 29, 2004 (Unaudited)	May 31, 2003 (Audited)
ASSETS		
Current assets		
Cash and short term investments	$ 170,117	$ 188,575
Exploration advances	8,500	8,500
Sundry receivables	3,344	7,527
	181,961	204,602
Oil and gas interests	51,455	56,855
	$ 233,416	$ 261,457
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 23,768	$ 19,623
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
Unlimited number of preference shares, issuable in series		
Unlimited number of common shares		
Issued - 5,844,258 common shares	1,025,001	1,025,001
Deficit	(815,353)	(783,167)
	209,648	241,834
	$ 233,416	$ 261,457

Responsibility for Financial Statements

The accompanying financial statements for Westhope Capital Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2003 audited financial statements. Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Westhope Capital Corp.

(Prepared by Management - Unaudited)

Statements of Operations and Deficit

	Three Months Ended February 29, 2004	Three Months Ended February 28, 2003	Nine Months Ended February 29, 2004	Nine Months Ended February 28, 2003
Revenues:				
Oil and gas sales	$ 12,225	$ 4,919	$ 46,085	$ 29,551
Less: Operating costs	(3,934)	(2,000)	(20,746)	(15,954)
	8,291	2,919	25,339	13,597
Expenses:				
Depletion	2,000	1,850	6,000	5,550
Management fees	6,000	6,000	18,000	18,000
Accounting and corporate services	2,100	2,400	6,900	7,200
Legal and audit	2,750	2,250	8,587	2,346
Office and general	129	850	4,328	4,104
Shareholder relations	5,433	2,065	14,548	15,144
	18,412	15,415	58,363	52,344
Other income:				
Interest income	317	281	838	970
Loss for the period	(9,804)	(12,215)	(32,186)	(37,777)
Deficit, beginning of period	(805,549)	(755,088)	(783,167)	(729,526)
Deficit, end of period	$ (815,353)	$ (767,303)	$ (815,353)	$ (767,303)
Loss per share (Note 3)	$ 0.00	$ 0.00	$ 0.01	$ 0.01
Weighted average number of common shares	5,844,258	5,844,258	5,844,258	5,844,258

Statements of Cash Flows

	Three Months Ended February 29, 2004	Three Months Ended February 28, 2003	Nine Months Ended February 29, 2004	Nine Months Ended February 28, 2003
Cash flows (used in) provided by:				
Operating activities:				
Loss for the period	$ (9,804)	$ (12,215)	$ (32,186)	$ (37,777)
Adjustment for depletion	2,000	1,850	6,000	5,550
Changes in non-cash working capital:				
Exploration advances	-	4,312	-	20,616
Sundry receivables	(1,591)	(1,037)	4,183	(2,521)
Accounts payable and accrued liabilities	(5,920)	2,016	4,145	(15,591)
	(15,315)	(5,074)	(17,858)	(29,723)
Cash flows from investing activity				
Oil and gas expenditures	(600)	-	(600)	(2,800)
Changes in cash and short term investments	(15,915)	(5,074)	(18,458)	(32,523)
Cash and short term investments, beginning of period	186,032	174,465	188,575	201,914
Cash and short term investments, end of period	$ 170,117	$ 169,391	$ 170,117	$ 169,391

Westhope Capital Corp.
Notes to Financial Statements
For the Nine Months Ended February 29, 2004
(Prepared by Management - Unaudited)

1. Accounting policies

The management of Westhope Capital Corp. (the "Company") have prepared these unaudited financial statements for the nine months ended February 29, 2004 in accordance with generally accepted accounting principles in Canada. The methods and policies used in the audited financial statements for the year ended May 31, 2003 are the same methods and policies followed in these unaudited financial statements.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended February 29, 2004 are not indicative of the results that may be expected for the full year ending May 31, 2004.

2. Income taxes

The estimated taxable income for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably determined whether the company will realize the benefits of future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. This temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for income tax purposes, refer to the audited financial statements for the year ended May 31, 2003. The benefits for these losses and the estimated loss for the period ended have not been recognized in these financial statements.

3. Loss per share

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period.

4. Management agreement

As of February 29, 2004, the Company has paid a total of $18,000 to the promoter of the Company for managing and supervising the affairs of the Company.

5. Segmented Information

The Company's operations comprise a single reporting operating segment engaged in the exploration and sale of oil and natural gas. As the operations comprise a single reporting segment amounts disclosed in the financial statements for oil and gas sales, interest income, loss for the period and depletion also represent segment amounts.

All of the Company's operations and oil and gas interests are situated in Canada.

SUPPLEMENT TO FINANCIAL STATEMENTS
(Prepared by Management - Unaudited)
For The Nine Months Ended February 29, 2004

As of March 17, 2004, there were 5,844,258 common shares outstanding.